FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 19, 2008

Item 3: News Release:

A news release dated and issued on November 19, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. and Benton Resources Corp. Announce Drill Results from the Swayze Project, ON

Item 5: Full Description of Material Change:

Vancouver, Canada – November 19, 2008: Pacific North West Capital Corp. (“PFN”) (TSX: PFN) and Benton Resources Corp. (TSX.V: BTC) are pleased to announce drill results from the Heenan property, which forms part of the Benton/PFN Swayze joint venture project located in the Swayze Greenstone Belt, southwest of Timmins, Ontario. Drilling targeted gold mineralization that was first discovered by prospectors J. Hussey and A. Aube in 1997 and has not seen any exploration activity until the Swayze JV optioned the Heenan claim block in late 2007. As part of the 2008 work program designed to evaluate the nickel potential of the joint venture area, prospecting by Benton Resources on the Heenan property returned grab samples grading from <2 grams per tonne gold up to 6.4 grams per tonne gold. The mineralized zone is hosted within sericite, carbonate +/- albite altered metavolcanic rocks having trace to 10% fine grained disseminated sulphides and is coincident with a distinct 600 meter-long induced polarization chargeability and resistivity anomaly.

A total of 447 meters of drilling in three shallow drill holes tested the subsurface continuity of the gold mineralization on the Heenan property. The holes encountered multiple zones with anomalous gold concentrations, including grades up to 3.42 grams per tonne gold over 0.20 meters.

Results from the Heenan property are as follows (g/t = grams per tonne):

Hole Number	FROM (meters)	TO (meters)	DRILL WIDTH (meters)	Au (g/t)
H08-01	27.30	47.20	19.90	0.20
incl.	42.30	45.20	2.90	1.07
	110.60	112.00	1.40	1.53

H08-02	13.70	45.60	31.90	0.20
incl.	20.70	21.70	1.00	0.63
and	29.70	30.70	1.00	1.90
H08-02	55.70	55.90	0.20	3.42
H08-02	57.40	57.70	0.30	1.14

H08-03	27.00	41.00	14.00	0.42
H08-03	127.60	129.00	1.40	1.07
H08-03	148.40	148.80	0.40	2.06

Reported thicknesses are measured down-hole core thicknesses. The true thickness of the reported intersections are unknown at this time.

Clinton Barr (P.Geo.), V.P. Exploration for Benton Resources Corp., is the qualified person responsible for this release.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM.

About Benton Resources Corp:

Benton Resources Corp. is a mineral exploration company listed on the TSX Venture Exchange under the symbol BTC.  Benton's aggressive and experienced management team is focused on base and precious group metal exploration. The Company's diverse property portfolio includes Canadian projects which are highly prospective for gold, uranium, platinum, palladium, nickel and copper.  The Company currently has approximately $18.5 million in working capital.

Pacific North West Capital Corp. has approximately $7.8 million in working capital and securities.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 19th day of November 2008.